RED REEF LABORATORIES INTERNATIONAL, INC.
450 Fairway Drive, #103
Deerfield Beach, Florida  33441
Phone (954) 725-9475  •  Fax (954) 697-8556

September 28, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

ATTN:     Pamela A. Long
Assistant Director

Re:        Red Reef Laboratories International, Inc.
Amendment No. 2, Form 10-SB
Filed on September 28, 2007
File Number:  0-52658

Gentlemen:

Thank you for your comment letter dated August 21, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB.  We have filed Amendment No. 2 to Form 10-SB/A (the “Form 10-SB/A”) of Red Reef Laboratories International, Inc. (“Red Reef”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

EPA Approved Products, page 4

1.	Please clarify whether these products are currently in production. We assume that they are, since you separately discuss products in development, however, this is not clear from your disclosure.

Response 1:
We revised the section to clarify that BioClear® TKO is registered to us and is produced by us at our facility in Deerfield Beach, Florida and that we maintain a small inventory of product at our facility.  We also disclose that our other three EPA approved products are produced by GLH Chemical on a per order basis when an order is received from a customer.

2.
We note that three of your four EPA approved products are licensed from and manufactured by third parties.  Please discuss the material terms of these licenses and any agreements you have for the manufacture of the products, identify the counterparties, and file the licenses and other agreements as exhibits or tell us why they are not material to your business.

Response 2:
We added two paragraphs before the description of each EPA approved product to discuss the material terms of our license with Stepan Company and to disclose that we do not have a contract with GLH Chemical to produce the products licensed from Stepan, rather that GLH is paid on a per order basis.  The license agreement with Stepan Company was submitted as Exhibit 10.12 with our previous amendment to Form 10-SB filed on August 3, 2007.

Red Reef Bullet Technology for Bio-Defense, page 6

3.	We note your response to prior comment #15. Please provide us with the hard copies of the final test reports that were the subject of that comment.

Response 3:
The hard copies of the final test reports were inadvertently omitted from the package when we sent courtesy copies of our previous amendment to the Staff.  We apologize for the oversight.  Copies of the final test reports have been provided to the Staff by overnight courier, along with clean and marked copies of our current amendment to Form 10-SB.

Significant Customers, page 8

4.
We note that your new disclosure that the loss of Benchmark as a customer would have a negative impact on the operations of the company.  Please explain why this is the case, since you also state that Benchmark paid you a “one-time fee” for the licensing agreement.  Are there other provisions of the agreement pursuant to which you expect to receive revenue?  If so, please discuss these provisions.

Response 4:
As requested, the text was revised to disclose that, in addition to the one-time fee paid to us by Benchmark, we will receive 50% of fees paid for all assignments of rights to third parties and 10% of gross sales from all sources, regardless of price, payable quarterly.

Distribution, page 8

5.
You state that you currently sell BioClear TKO directly to the end user.  Please explain who the end users are and how you sell directly to them.  For example, do you sell through a website or direct mail?

Response 5:
We modified the text to clarify that our end users are commercial customers, such as hotels, resorts and mold remediators.  We further clarified that we get most of our new customers through direct solicitation and word of mouth by other customers.

Acquisition of Assets and Liabilities of Altfuels Corporation, page 9

6.
Please explain the business purpose behind your acquisition of Altfuels.  We note your discussion of the acquisition in the notes to the financial statements.  Clarify the role that Altfuels will have in the joint venture, including what services it will provide.  For example, was the acquisition necessary in order to provide these services to the joint venture?  Was Red Reef not itself equipped to provide them prior to the acquisition?

Response 6:
The section was rewritten to explain the business purpose of our acquisition of Altfuels and its related organization L-1011.  There was no involvement of the joint venture with JDM Capital in the acquisition of Altfuels Inc.; therefore, all references to the joint venture were deleted from the subsequent events footnotes.

MD&A
Results of Operations, page 15

7.
We note your response to our prior comment 28.  Please revise your disclosures to better explain why you incurred higher consulting fees in 2006 than in 2007, as provides your readers with a better understanding of the variability in your results.

Response 7:	Pursuant to your request, the disclosure was revised to better explain why we incurred higher consulting fees in 2006 than in 2007.

Liquidity and Capital Resources, page 15

8.
We note your revisions in response to prior comment 29.  We further note in the subsequent events footnote on page 37 that you planned to complete the purchase of Certified Environmental Services, Inc. in the third quarter of 2007, which has now passed.  Please revise your liquidity discussion concerning this acquisition on page 16 to clarify whether the acquisition has closed.  If the acquisition has closed, explain how you financed the acquisition.  If the acquisition has not closed, disclose how you plan to finance this acquisition as well as any steps you have taken to secure such financing.  Also update your subsequent events footnote on page 37 for this matter.

Response 8:
The subsequent events footnote referenced above was revised to indicate that we plan to complete the purchase of Certified Environmental Services in the fourth calendar quarter of 2007.  In addition, we revised the liquidity discussion to clarify that the acquisition would be completed in the fourth calendar quarter of 2007 if we obtain the financing we need.  We further disclose that we plan to explore public and private sector opportunities to finance the acquisition of Certified Environmental Services.

9.	Please delete the reference to not having any clash flow or liquidity problems on page 17 to be consistent with your March 31, 2007 liquidity discussion.

Response 9:	All references to not having cash flow or liquidity problems have been deleted, as requested.

Financial Statements for the Period Ended March 31, 2007

Note 1 – Summary of Significant Accounting Policies
Revenue and Cost Recognition, page 30

10.
We note that your company both provides services and sell products; however, your description of cost of revenues, added in response to our prior comment 27, appears to only address the costs of selling products.  Please also disclose the costs associated with providing services that are classified as cost of revenues, such as the salaries and benefits of the employees who provide these services.

Response 10:	We have updated Note 1 – Summary of Significant Accounting Policies, Revenue and Cost Recognition in the June 30, 2007 financial statements included in our current amendment to Form 10-SB.

Joint Venture, page 30

11.
We note your revisions in response to prior comment 38.  As previously requested, please tell us if this joint venture existed at March 31, 2007.  If so, please revise your accounting policy to use the present tense when referring this joint venture, disclose the amount of your investment in the joint venture, and disclose where it is classified on your balance sheet and statement of operations.  If you are using the future tense in your disclosure because the joint venture did not exist at March 31, 2007, or because it had no assets or operations at that date, please revise your footnote to clarify this.

Response 11:
The joint venture did exist as of March 31, 2007.  Future tense has been used because the joint venture did not have any assets or operations.  We have updated and clarified our footnote in the financial statements as of June 30, 2007.

Concentrations of Business and Credit Risk, page 31

12.
We note your response to prior comment 36.  Please provide us with more information about how you determined that it was appropriate to recognize the initial non-refundable fee of $300,000 at the start of the license term.  Your response should address the issues noted in SAB Topic 13A3 (f), including a detailed analysis of whether the initial fee and the subsequent percentages earned based on assignments of rights or sales of your products qualify as separate units of accounting under EITF 00-21.

Response 12:	As per EITF 00-21, paragraph 9,

In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.
The delivered items(s) has value to the customer on a standalone basis.  That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

All three (3) criteria per paragraph 9 have been met, since the “exclusive rights to market and distribute” has a value on a standalone basis, there is an objective and reliable evidence of the fair value of the item ($300,000), and the client may terminate the agreement.  Therefore, the initial fee is considered a separate unit of accounting under EITF 00-21.

As per SAB Topic 13A3(f), there is no continuing involvement  by the registrant and the upfront fee is in exchange for an item that represents the culmination of a separate earnings process or accounting unit under EITF 00-21, and therefore we believe the upfront fee was appropriate to recognize as income.

13.	Please disclose the date on which your licensing agreement began.

Response 13:	The text was revised to disclose that the licensing agreement with Benchmark China began on October 30, 2006.

14.
We note from your agreement filed as Exhibit 10.13 that Benchmark China Ltd. Paid you an initial non-refundable fee of $300,000.00.  However, you state under “Major Customer” that you received $440,000.00 as a one-time fee from Benchmark China Ltd. Please revise your footnotes to explain in more detail the portion of the $400,000.00 one-time licensing fee that is not from the $300,000.00 initial non-refundable fee.  Specifically, you should explain how you earned this revenue, whether it is recurring or non-recurring, and how you are recognizing this revenue.  Please also revise disclosures throughout your filing, such as page 7 and page 15, to explain in more detail the portion of the $440,000.00 one-time licensing fee that is not from the $300,000.00 initial non-refundable fee.

Response 14:	We revised our footnote in our financial statements for the period ended June 30, 2007 to state that $140,000 is from a one-time licensing fee and that $300,000 is from an initial non-refundable fee.

15.
In your discussion of the licensing agreement, we read that you will receive 50% fees paid for all assignments of rights to third parties and 10% of gross sales from all sources, regardless of price, payable quarterly, upon review and acceptance.  Please revise your disclosure to clarify when you recognize these revenues, such as at each quarter end when they are reported to you by Benchmark China Ltd., and explain in more detail the review and acceptance process.

Response 15:
 The disclosure was revised to clarify that licensing fee revenues from Benchmark China Ltd are recognized as revenue when all contract terms have been completed.  We also added an explanation of the review and acceptance process.

Note 7 – Acquisition and Judgments Payable, page 35

16.	We note your revisions in response to prior comment 40 and have the following comments:

• We note you have disclosed that the value of the acquired company was determined by appraisal.  If you wish to keep this disclosure, we remind you that consent from this expert must be provided in any 33 Act filing in accordance with Rule 436(b) of Regulation C.

• Please modify your disclosures to include a brief description of the acquired entity and the primary reasons for the acquisition in accordance with paragraphs 51(a-b) of SFAS 141.
• Please provide the pro forma and related disclosures for the acquisition as required by paragraphs 58(b-c) of SFAS 141.

• Please revise the disclosure on page 16 that you “…are not subject to any unsatisfied judgments…” as this does not appear consistent with your disclosures in this footnote.  Also explain to us how you determined it was appropriate to disclose on page 16 that you “are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring [you] to make payments.”  In this regard, we note your statement on page 35 that the debt of the L-1011 Corporation was in default at the time you acquired it.

• We read on page 35 that the acquired liabilities of the L-1011 Corporation “were in default at the time of the acquisition” and that you are “currently attempting to refinance the debt and remove the judgments.”  We further note references throughout your filing to the acquired debt and judgments of this entity.  In light of the fact that your response to the third bullet point of our prior comment 40 indicates that there is no debt and all acquired liabilities are judgments, the meaning of your disclosures remains unclear.  Please explain to us in detail what you mean by judgments and how you are trying to get these judgments removed.  Also explain to us in detail why your filing refers to debt of L-1011 Corporation that is in default and needs to be refinanced if you did not acquire debt.  Please revise the disclosures throughout your filing to clarify this matter.

• We note from your response that you will file an amended Form 10-SB to provide the required financial statements for this acquired company.  Please tell us your anticipated timing to file such financial statements and confirm to us that you will supplementally provide us with your analysis of significance to support the financial statements that you include in your filing.

Response 16:	Our responses below correspond sequentially to your bulleted comments above.

•	Your reminder about consent of experts is noted. We will include the consent of the appraiser should we do any 1933 Act filing.

•	The disclosure was modified to include a brief description of the acquired entity and the primary reasons for the acquisition.

•	The pro forma financial statements and related notes for the acquisition are included in our current amendment to Form 10-SB, as required by paragraphs 58(b-c) of SFAS 141.

•
The disclosure has been modified to reflect that we are not subject to any unsatisfied liens or settlement obligations other than $400,195 in judgments payable on property as per Note 7 to the financial statements for the nine months ended June 30, 2007, contained in our current 10-SB amendment.

•
Any references to "no debt" in our current 10-SB amendment have been deleted.  The MD&A and notes to financial statements for the nine months ended June 30, 2007, clarifies that the assumed liabilities of the L-1011 Corporation are debts in the form of judgments, which we are currently trying to refinance so that the judgments can be removed from the property.

•	Our current amendment to Form 10-SB contains the required audited financial statements for Altfuels, Inc., the company that we acquired in November 2006.

Financial Statements for the Fiscal year ended September 30, 2006

General

17.	We note your revisions in response to prior comment 32. Please make the following additional revisions to appropriately reflect the forward stock split.

•	Revise the common stock and additional paid-in capital amounts in the year-end balance sheets to be consistent with your statement of stockholders’ equity.
•	Revise your weighted average shares and net loss per share within your statements of operations.
•	Revise the number of shares issued during the year ended September 20, 2006 a disclosed in Note 6 on page 46.

Response 17:	As requested, we made the additional revisions noted above to the financial statements for the fiscal year ended September 30, 2006.

18.	Please revise to update financial statements and related disclosures as required by Item 310 of Regulation S-B.

Response 18:	Financials statements and footnotes for the period ended June 30, 2007 are included in our current amendment to Form 10-SB.

Note 6 – Stockholders’ Equity, page 46

19.	As previously requested, please tell us if any of the providers of these consulting services are considered related parties.

Response 19:	The note on Stockholders' Equity was revised to indicate that the providers of consulting services were not related parties.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Claus Wagner Bartak
Dr. Claus Wagner Bartak,
Chairman and President